EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 15, 2024

Eldorado Gold Produces 485,140 Ounces of Gold in 2023 With Strong Fourth Quarter Preliminary Gold Production of 143,166 Ounces;

Achieves 2023 Production Guidance; Provides Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces fourth quarter 2023 preliminary gold production of 143,166 ounces, and full year preliminary gold production of 485,140 ounces. Fourth quarter production was strong across all assets and in line with the Company’s expectation of a stronger second half of 2023. Full year preliminary production was at the midpoint of the tightened guidance range of 475,000 to 495,000 ounces, as announced in the third quarter 2023 results news release. Detailed production, by asset, is outlined in the table below.

Q4 2023 Preliminary Gold Production

	Gold Production (oz)
Mine	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Kisladag	46,291	37,219	34,180	37,160
Lamaque Complex	56,619	43,821	38,745	37,884
Efemcukuru	22,374	21,142	22,644	19,928
Olympias	17,882	18,848	13,866	16,537
Total Gold Production (oz)	143,166	121,030	109,435	111,509

	Gold Production (oz)
Mine	Full Year 2023	Full Year 2022
Kisladag	154,850	135,801
Lamaque Complex	177,069	174,097
Efemcukuru	86,088	87,685
Olympias	67,133	56,333
Total Gold Production (oz)	485,140	453,916

Canada

The Lamaque Complex delivered record gold production both in the fourth quarter and for the year. During the fourth quarter, production increased 29% over the third quarter driven by increased grade and mill throughput.

Turkiye

At Kisladag, fourth quarter gold production increased by 24% over the third quarter, driven by an increase in tonnes placed on the pads and higher irrigation rates during the quarter following the commissioning of the North Heap Leach pad in the third quarter. As expected, the second half of the year was stronger as a result of the improved material handling systems which included the HPGR, larger higher-capacity conveyors and the agglomeration drum.

At Efemcukuru, record throughput rates in the fourth quarter, averaging 1,500 tpd along with higher gold grades delivered the full year gold production per plan. The mine rock storage facility has been completed and will enable more efficient waste rock and dry stack tailings placement.

The Company’s profits from mining operations in Turkiye are taxed at the enacted rate and the resulting current income tax expense can be further increased or reduced by other items. In the fourth quarter, the Company expects the Turkish current income tax expense on mining profits, at an enacted rate of 25%, to be decreased by $2 to $4 million. The expected decrease is primarily related to reductions from the investments tax credit relating to Kisladag and Efemcukuru, and the increased depreciation impact from revalued fixed assets, partly offset by increases due to the weakening of the Lira, versus the US dollar, in the quarter and the resulting generation of taxable unrealized foreign exchange gains.

Greece

Fourth quarter gold production at Olympias was slightly lower compared to the third quarter. Overall, the mine delivered record annual production due to record mill throughput and gold production as a result of the operating initiatives implemented during the year. The initiatives included improved ventilation that allowed increased access to multiple work areas.  In addition, it allowed increased productivity within the Flats zone which has larger stope sizes allowing the use of bulk mining methods.

Q4 2023 Financial and Operational Results Call Details

Eldorado will release its 2023 Year-End and Fourth Quarter Financial and Operational Results after the market closes on Thursday, February 22, 2024, and will host a conference call on Friday, February 23, 2024, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://services.choruscall.ca/links/eldoradogold2023q4.html

Conference Call Details		Replay (available until March 29, 2024)
Date:	February 23, 2024	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	0604
Toll free:	1 800 319 4610

Additionally, the Company plans to release guidance for 2024 and an updated multi-year outlook, in conjunction with the 2023 full-year results on Thursday, February 22, 2024.

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About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: preliminary gold production for 4Q and full year 2023, expected efficiencies at the Efemcukuru rock storage facility, expected Turkish current income tax expense on mining profits, and future disclosures and related dates. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: reconciliations and assays which support our preliminary gold production numbers; foreign exchange rates with respect to the Turkish Lira; continuity in our operational approach to waste and tailings at Efemcukuru;; and the general ability of the Company to attract, hire and retain skilled personnel.  In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: changes to preliminary production numbers following completion of normal assurance activities and reporting processes; inability to successfully implement tailing and waste management at Efemcukuru;; inability to assess taxes in Turkiye or depreciation expenses; as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

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The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical data contained in this news release for the Quebec projects.

Data verification was completed through a site by site internal control process which confirmed ounces produced to internal reporting systems.

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